EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

On January 2, 2011, the Company received a notice by DBS Satellite Services (1998) Ltd. ("DBS") regarding a declaratory/monetary claim together with a Motion to Certify the Claim as a Class Action which was filed against it with the Tel Aviv District Court.

According to the Plaintiff, DBS was not fulfilling all of its duties towards its hearing-impaired customers, inter alia, with respect to broadcasting with subtitles and regarding broadcasting with sign-language translation.

The aggregate amount claimed in the class action suit is NIS 50 million. As alleged in the claim, the amount of compensation claimed per customer is NIS 10,000, and the Plaintiff estimates that at least 25,000 of the people suffering from a hearing impairment (of the 50,000 people who, according to the Plaintiff, are defined as hard of hearing) are customers of DBS.

DBS is studying the claim and it is unable and/or the Company is unable, at the present stage, to evaluate the claim's likelihood of success.